Exhibit 10.46

Thomas M. Marra
August 30, 2010	President and Chief Executive Officer

Daniel R. Guilbert

2524 Saddlebrook Drive

Naperville, IL 60564

Dear Dan:

We are very excited at the prospect of your accepting our offer as Executive Vice President of Retirement Services for Symetra Life Insurance Company. With your experience, track record and drive for results, we look forward to your joining our team. In this position, you will report to me, the President and CEO.

Our offer includes the following elements:

Base Salary:

Your salary will be $14,423.08 each bi-weekly pay period, equivalent to $375,000 annually.

Annual Incentive Bonus:

Your target bonus under the Annual Incentive Bonus (AIB) will be 50% of your annualized base salary. Your bonus can range from 0% to 200% of your target based on Company performance and your individual performance. However, for the 2010 plan year you will receive your full target bonus of $187,500 in March, 2011.

Long Term Incentive:

You will also participate in the Symetra Financial Corporation Equity Plan. At commencement of your employment, you will receive a long-term incentive grant for the three-year 2010-2012 performance cycle with a grant value of $500,000. The grant will be split 70/30 between Performance Units and Restricted Stock. You will receive 3,500 Performance Units that have an initial value of $100 per unit and grow in value each year by the Company’s modified operating return on equity. The earned value of the Performance Units at the end of 2012 will vary from 0% to 200% of target based on the Company’s average annual modified operating ROE. The target is 12%. At 7% or less, the earned value of the Performance Units will be 0% of target, and at 17% or more, the earned value will be 200% of target. In addition, you will receive shares of Restricted Stock valued at $150,000 that will vest on December 31, 2012. The actual number of shares will be determined by the closing price of SYA on your start date. These grants are subject to all of the terms and conditions of the Performance Unit Award and Restricted Stock Award Agreements, including “double-trigger” change in control protections. We would expect you to be eligible for similar annual grants in future years.

Options:

To further incentivize you to create great results for the shareholders of Symetra, you will be granted options to purchase 300,000 shares of Symetra common stock with an exercise price of $28 per share. These options will cliff vest on June 30, 2017 and will expire on June 30, 2018. This is intended as a one-time grant.

Sign-On Bonus:

We will provide a bonus of three payments of $250,000 (gross) to be made in May 2011, May 2012 and May 2013. You must be an employee of Symetra on these dates to receive these payments.

☐	Symetra Financial Corporation • 777 108th Avenue NE • Bellevue, WA 98004-5135 Mailing Address: PO Box 34690 • Seattle, WA 98124-1690 • Phone (425) 256-8245

Relocation:

The company will reimburse you for the moving of your household goods (packing, unpacking and transportation for up to two autos). The company will also pay non-recurring closing costs (excluding real estate broker commissions) related to the sale and purchase of a home as a result of your relocation to the Bellevue vicinity. You will also receive an amount of $200,000 (gross) to assist with various relocation expenses. The foregoing benefits and reimbursements provided during any calendar year will not affect the benefits and reimbursements to be provided to you in any other calendar year, and the right to such benefits and reimbursements cannot be liquidated or exchanged for any other benefit and will be provided in accordance with IRC Section 409A and the regulations thereunder. Further, in the case of reimbursement payments, such payments will be made to you promptly and no later than the last day of the calendar year following the calendar year in which the underlying cost or expense is incurred.

Benefits:

From your first day of employment, you will be eligible to participate in Symetra’s contributory health, dental and insurance plans, and 401(k) plan. You will also accrue vacation at a rate of 20 days per year.

Severance:

In the event your employment with Symetra is terminated by Symetra for reasons other than cause during your first two years of employment, you will receive separation pay equal to two times base salary and one times your target Annual Incentive Bonus, provided you execute and not rescind Symetra’s standard Agreement and Release (“Agreement”), which the company will provide to you within 10 days of your termination date. You must sign your Agreement within 45 days of receipt of the Agreement, and payment shall be made within 20 days of our receipt of your executed Agreement. Should your employment be terminated by Symetra at some later date you will receive severance in accordance with the prevailing practice of the company at that time.

Symetra is making this offer of employment based in part on your representation that you are not currently subject to a written employment contract or any restrictive covenants with a former employer that you would be violating when performing your responsibilities for Symetra. You may not bring any confidential or proprietary information from any former employer to Symetra, or use to the benefit of or disclose to Symetra any such information at any time.

This offer is contingent upon receipt of satisfactory references and the successful completion of background checks which may include criminal, education, and past employment. The officer title is subject to approval by the board of directors of Symetra Life Insurance Company. Also, there is no intent in this letter to establish or imply a contract of employment. Our policy is that no representative of the company or employee has the authority to make any pre-employment agreements or employment contracts which would imply guarantees of minimum length of employment.

We are very excited about your role in Symetra’s future. I truly look forward to working with you to help make Symetra the premier company in the industry.

Sincerely,	Agreed,

Tom Marra	/s/ Daniel R. Guilbert
President and CEO	Daniel R. Guilbert

2